                                                                   Exhibit(a)(1)

BANKERS TRUST COMPANY                                 CREDIT SUISSE FIRST BOSTON
One Bankers Trust Plaza                                        11 Madison Avenue
130 Liberty Street                                      New York, New York 10010
New York, New York 10006



                                                               February 10, 1998

Sombrero Acquisition Corp.
c/o Apollo Management, L.P.
1301 Avenue of the Americas
New York, New York  10036

Attention:  Mr. Josh Harris


re  MTL Recapitalization/Refinancing
    Bank Commitment Letter



Ladies and Gentlemen:

     You have advised Bankers Trust Company ("BTCo") and Credit Suisse First Boston ("CSFB" and, together with BTCo, each, an "Arranger" and, collectively, the "Arrangers") that Sombrero Acquisition Corp, ("Acquisition Corp."), a Florida corporation formed by Apollo Management, L.P. and its affiliates (collectively, "Apollo") and one or more other investors acceptable to BTCo and CSFB (together with Apollo, the "Equity Investors"), intends to consummate a recapitalization (such transaction, together with the MTL Merger referred to below, the "Recapitalization") of MTL, Inc. ("MTL"), as a result of which (x) the Equity Investors would own approximately 90% of the issued and outstanding shares of common stock of MTL and (y) the Holdover Shareholders (as defined below) would own approximately 10% of the issued and outstanding shares of common stock of MTL. As part of the Recapitalization, (i) certain existing shareholders of MTL (the "Holdover Shareholders") would retain equity capital in MTL with a value of approximately $8.0 million (the "Equity Retention") and (ii) cash in an aggregate amount of approximately $187.2 million will be distributed to the existing shareholders of MTL (other than in respect of equity being retained pursuant to the Equity Retention and net of the exercise of options). We understand that the Recapitalization shall be effected by means of a merger of Acquisition Corp. with and into MTL, with MTL as the surviving corporation of such merger (the "MTL Merger"). We further understand that in connection with the Recapitalization, certain existing indebtedness of MTL and its subsidiaries in an aggregate principal amount not to exceed $65.0 million, consisting of existing capitalized lease obligations, purchase money indebtedness, MTL's existing senior credit facilities and certain subordinated indebtedness, will be refinanced (the "Refinancing").

     We understand that the sources of funds needed to effect the Recapitalization and the Refinancing, to pay all fees and expenses incurred in connection therewith and to provide for the ongoing working capital needs and general corporate requirements of MTL and its subsidiaries shall be provided solely through (i) at least $60.0 million from the issuance by Acquisition Corp. of common stock (the "Common Equity Issuance") to the Equity Investors, (ii) at least $8.0 million provided by the Holdover Shareholders pursuant to the Equity Retention, (iii) $140.0 million from the issuance by MTL of senior subordinated notes (the "Senior Subordinated Notes") (or, in the event the Senior Subordinated Notes are not issued, $60.0 million from the incurrence by MTL of the Bridge Loan (as defined in the Bridge Loan Commitment Letter of even date herewith (the "Bridge Loan Commitment Letter")) and (iv) the incurrence by MTL of the Senior Bank Financing described below (the financing transactions described in preceding clauses (i), (ii), (iii) and (iv) are herein collectively referred to as the "Financing Transactions", with the Recapitalization, the Refinancing and the Financing Transactions being herein collectively called the "Transaction").

     BTCo and CSFB further understand that the senior secured bank financing will be in the form of (i) a term loan facility (the "Term Loan Facility") in the amount of $60.0 million (or, in the event the Senior Subordinated Notes are not issued, $140.0 million), to be made available to MTL pursuant to a single drawing on the date of the consummation of the Recapitalization (the "Initial Borrowing Date") and (ii) a revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Senior Bank Financing") in the amount of $100.0 million, to be made available to MTL after the Initial Borrowing Date. A preliminary summary of terms and conditions of the Senior Bank Financing is attached as Exhibit A to this letter (the "Summary of Terms").

     Each of BTCo and CSFB is pleased to advise you of its commitment, on a several basis and subject to the terms and conditions contained herein and in the attached Summary of Terms, to provide (x) 50%, in the case of BTCo and (y) 50%, in the case of CSFB, of the Senior Bank Financing. In connection with the Senior Bank Financing, BTCo and CSFB shall act as the sole agents (in such capacity, each, an "Agent" and, collectively, the "Agents") on terms satisfactory to BTCo, CSFB, MTL and you. The Arrangers shall manage all aspects of the syndication of the Senior Bank Financing.

     The Arrangers reserve the right, prior to or after execution of the definitive credit documentation for the Senior Bank Financing, to syndicate all or a part of the Senior Bank Financing to one or more financial institutions (together with the Arrangers, the "Lenders") approved by MTL (which approval shall not be unreasonably withheld or delayed) that will become parties to such definitive credit documentation pursuant to a syndication to be managed by the Arrangers. You agree actively to assist the Arrangers in achieving a syndication that is satisfactory to the Arrangers and to you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of Acquisition Corp. and MTL (including, without limitation, Apollo) and the proposed Lenders. To assist the Arrangers in their syndication efforts, you hereby agree both before and after the Initial Borrowing Date (i) to provide and cause your advisors to provide the Arrangers and the other Lenders upon request with all reasonable information deemed necessary by us to complete syndication, including but not limited to, information and evaluations prepared by you and MTL and your and its respective advisors and (ii) to assist the Arrangers upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Bank Financing, including making available officers of MTL and its subsidiaries from time to time to attend and make presentations regarding the business and prospects of MTL and its subsidiaries, as appropriate, at a meeting or meetings of Lenders or prospective Lenders.

     Each of BTCo's and CSFB's commitment to provide a portion of the Senior Bank Financing is expressly subject to (a) there not having occurred since December 31, 1996 any material adverse change in the business, properties, assets, operations, liabilities, condition (financial or otherwise) or prospects of MTL and its subsidiaries taken as a whole, both before and after giving effect to the Transaction and (b) the absence of any material adverse change after the date hereof in the market for syndicated facilities similar in nature to the Senior Bank Financing and the absence of any material disruption of or a material adverse change in financial, banking or capital markets generally, in each case as determined by BTCo and CSFB in their reasonable discretion.

     To induce the Arrangers to issue this letter, you hereby agree that all reasonable fees and expenses (including the reasonable fees and expenses of counsel and consultants) of the Arrangers and their respective affiliates arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements (and our due diligence in connection therewith) and in connection with the transactions described herein (the "Transaction Expenses") shall be for your account in the event that the Recapitalization and/or the Refinancing are consummated; provided, however, that in the event you or any of your affiliates receives any termination fee or expense reimbursement payable as a result of the termination of the definitive agreements relating to the Recapitalization, you shall reimburse from the aggregate amount of such termination fee and expense reimbursement so received the Arrangers' and their respective affiliates' Transaction Expenses on a pro rata basis with all others (including you and your affiliates) claiming expenses in connection with the transactions described herein. You further agree, whether or not the Recapitalization or the Refinancing is consummated, the Senior Bank Financing is made available or definitive credit documents are executed, to indemnify and hold harmless each Arranger, its affiliates and each director, officer, employee, agent and representative thereof (each, an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever (other than the Transaction Expenses, which shall be payable as provided in the first sentence of this paragraph (and the proviso thereto)) which may be incurred by or asserted against or involve such Arranger, such affiliate or any such indemnified person as a result of or arising out of or in any way related to or resulting from the Transaction (or any element thereof), this letter or the extension of the Senior Bank Financing contemplated by this letter, or in any way arising from any use or intended use of this letter or the proceeds of any of the Senior Bank Financing contemplated by this letter and, upon demand, to pay and reimburse each Arranger, each such affiliate and each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not such Arranger or any such indemnified person is a party to any action, suit or proceeding out of which any such expenses arise and whether or not any such action, suit or proceeding is between you and a Arranger or an indemnified person or between a Arranger or an indemnified person and a third party or otherwise); provided, however, that you shall not have to indemnify any Arranger or indemnified person against any loss, claim, damage, expense or liability which resulted primarily from the gross negligence or willful misconduct of such Arranger, such affiliate or such indemnified person. This letter is issued for your benefit only and no other person or entity may rely thereon. Neither any Arranger nor any other Lender shall be responsible or liable to you or any other person for any consequential damages which may be alleged as a result of this letter or any failure to provide the Senior Bank Financing.

     Each Arranger reserves the right to employ the services of its affiliates (including, without limitation, in the case of BTCO, BT Alex. Brown Incorporated ("BTAB")) in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to the Arrangers in such manner as the Arrangers and such affiliates may agree in their sole discretion. You acknowledge that the Arrangers may share with any of their respective affiliates (including BTAB), and such affiliates may share with the Arrangers, any information relating to Acquisition Corp., MTL and their respective affiliates and subsidiaries (including, without limitation, any non-public customer information regarding the creditworthiness of such entities) or the Transaction, subject to the Arrangers' customary treatment of customer confidential information; provided, that BTCo shall not share such information with BTAB in its capacity as financial advisor to MTL in connection with the Recapitalization and related transactions. You also acknowledge that the Arrangers and/or any of their respective affiliates may be providing other services and/or other financing to you in connection with the Transaction and that this letter relates only to the Senior Bank Financing, with all such other services and financing to be agreed upon pursuant to other documentation.

     You are not authorized to show or circulate this letter or any portion thereof to any other person or entity (other than your legal and financial advisors in connection with your evaluation hereof) until such time as you have accepted this letter as provided in the penultimate paragraph hereof. In any event, neither you nor your affiliates is authorized to disclose the terms of the related fee letter (the "Fee Letter") without our prior written consent, unless (and then only to the extent) required by law. If this letter is not accepted by you as provided in the penultimate paragraph hereof, you are to immediately return this letter (and any copies hereof) to the undersigned.

     Except as otherwise expressly set forth herein, the provisions of the three preceding paragraphs shall survive any termination of this letter.

     Each of the Arrangers shall have the right to review and approve all public announcements and filings relating to the Transaction which refer to BTCo, CSFB or the other Lenders before they are made (such approval not to be unreasonably withheld or delayed).

     The willingness of each of BTCo and CSFB to provide their respective commitments as set forth above will terminate on June 30, 1998, unless definitive documentation evidencing the Senior Bank Financing, satisfactory in form and substance to BTCo and CSFB, shall have been entered into prior to such date and the Initial Borrowing Date shall have occurred.

     If you are in agreement with the foregoing, please sign and return to BTCo and CSFB the enclosed copy of this letter, together with an executed copy of the Fee Letter. This offer shall terminate at 5:00 P.M., New York time, on February 24, 1998 unless a signed copy of this letter, together with a signed copy of the Fee Letter, has been delivered to BTCo and CSFB (including by way of facsimile transmission) by such time.

     This letter may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts shall be an original, but all of which, when taken together, shall constitute one agreement. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES GOVERNING CONFLICTS OF LAWS, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER OR ANY MATTERS CONTEMPLATED HEREBY.
This letter and the Fee Letter represent the entire understanding of the parties with respect to the matters addressed herein and may only be amended in writing.

                                          Very truly yours,

                                          BANKERS TRUST COMPANY

                                          By /s/ Calli S. Hayes
                                             -----------------------------------


                                          CREDIT SUISSE FIRST BOSTON


                                          By /s/  Lori Sivaslian
                                             -----------------------------------
                                          Title:  Director


                                          By /s/ G. David M. Maletta, II
                                             -----------------------------------
                                             Title: Managing Director
                                             Name: G. David M. Maletta, II


Agreed to and Accepted this
 10th day of February, 1998


SOMBRERO ACQUISITION CORP.


By /s/ Joshua Harris
   --------------------------------
   Title: President

                                                                       EXHIBIT A
                                                                       ---------


                           SUMMARY OF CERTAIN TERMS
                               AND CONDITIONS/1/
                           -------------------------


I.   Description of Facilities Comprising the Senior Bank Financing
     --------------------------------------------------------------

A.   Term Loan Facility
     ------------------

Term Loan Facility:  Term loan facility in an aggregate principal amount of
                     $60.0 million (or, in the event the Senior Subordinated Notes are not issued and the Bridge Loans are utilized, $140.0 million) (the "Term Loan Facility").

Maturity:            The Term Loan Facility will mature on the date (the "Term
                     Loan Facility Maturity Date") that occurs on the sixth anniversary of the Initial Borrowing Date.

Amortizations:  Annual amortization (payable in four equal quarterly installments) of the loans under the Term Loan Facility (the "Term Loans") shall be required in an amount for each such annual period equal to 1% of the initial aggregate principal amount of the Term Loan Facility. The entire outstanding principal amount of the Term Loans shall in any event be required to be repaid in full on the Term Loan Facility Maturity Date.

Use of Proceeds:     Term Loans shall only be utilized by MTL to finance the
                     Recapitalization and the Refinancing and to pay fees and expenses incurred in connection therewith.

Availability:        Term Loans may only be incurred by MTL on the Initial
                     Borrowing Date. No amount of Term Loans once repaid may be reborrowed.


---------------------------

/1/ All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached (the "Commitment Letter").

B.   Revolving Credit Facility
     -------------------------

Revolving Credit

Facility:              Revolving credit facility of up to $100.0 million, with a
                       letter of credit sub-limit to be agreed upon (the
                       "Revolving Credit Facility").

Maturity:              The Revolving Credit Facility will terminate, and all
                       loans made pursuant to the Revolving Credit Facility (the
                       "Revolving Loans," and together with the Term Loans, the "Loans") shall be required to be repaid, on the date that is six years from the Initial Borrowing Date, provided that to the extent mandatory repayments are required under the heading "Mandatory Repayments/Commitment
                       Reductions" below after all outstandings under the Term
                       Loan Facility have been repaid in full, such mandatory repayments will apply to reduce the commitments under the Revolving Credit Facility (and will require prepayments of Revolving Loans to the extent in excess of such commitments as so reduced).

Use of Proceeds:       All proceeds of Revolving Loans shall be utilized solely
                       for the Borrower's and its subsidiaries' working capital requirements, for Permitted Acquisitions (as defined below) and for other general corporate purposes.

Availability:          Revolving Loans may be borrowed, repaid and reborrowed
                       after the Initial Borrowing Date in accordance with the terms of the documentation governing the Senior Bank
                       Financing.


II.  Terms Applicable to the Entire Senior Bank Financing
     ----------------------------------------------------

Borrower:              MTL, Inc.

Agents and      CSFB and BTCo.
Arrangers:

Administrative Agent
and Collateral Agent:  A financial institution acceptable to the Borrower, BTCo and CSFB.

Lenders: A syndicate of lenders (the "Lenders") formed by the Arrangers and approved by the Borrower (which approval shall not be unreasonably withheld or delayed).

Guaranties:      Each direct or indirect wholly-owned domestic subsidiary of the
                 Borrower shall be required to provide an unconditional guaranty of all amounts owing under the Senior Bank Financing
                 (collectively, the "Guaranties", with each entity required to provide a Guaranty being herein called a "Guarantor").

                 The Guaranties shall contain terms and conditions reasonably satisfactory to the Arrangers.

Security:        The obligations of the Borrower and the Guarantors shall be secured by (x) a first priority perfected pledge of all capital stock and notes owned by the Borrower and its subsidiaries, provided that no more than 65% of the stock of foreign subsidiaries of the Borrower shall be required to be pledged unless such pledge may be effected without giving rise to a "deemed dividend" tax liability under applicable law or any other material adverse tax consequence and (y) a first priority perfected security interest in all other tangible and intangible assets (including, without limitation, receivables, contracts, contract rights, securities, intellectual property, inventory, equipment and real estate) of the Borrower and each Guarantor, subject to customary exceptions for transactions of this type.

                 All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance satisfactory to the Arrangers, and shall effectively create first priority security interests in the property purported to be covered thereby.

Interest Rates:  At the option of the Borrower, Loans under the Senior Bank
                 Financing may be maintained from time to time as (x) Base Rate Loans which shall bear interest at the Applicable Margin in excess of the Base Rate in effect from time to time or (y) Reserve Adjusted Eurodollar Loans which shall bear interest at the Applicable Margin in excess of the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period, provided that until the earlier to occur of (x) the 90th day following the Initial Borrowing Date (or, if later, the last day of the third interest period described below) and (y) that date upon which the Arrangers have determined (and notifies the Borrower) that the primary syndication of the Senior Bank Financing (and the resultant addition of institutions as Lenders) has been completed, Reserve Adjusted Eurodollar Loans may only be incurred with three successive one-month interest periods (and all Reserve Adjusted Eurodollar Loans at any time outstanding during a period described above in this proviso shall at all times have the same interest period), with the first such interest period beginning within five Business Days of the Initial Borrowing Date, the second such interest period beginning on the last day of the first interest period, and the third interest period beginning on the last day of the second interest period.

                 "Base Rate" shall mean the higher of (x) 1/2 of 1% in excess of the Federal Funds Rate and (y) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time.

                 "Applicable Margin" shall mean initially the percentage per annum equal to (i) in the case of Term Loans maintained as (x) Reserve Adjusted Eurodollar Loans, 1.75% and (y) Base Rate Loans, 0.75%, and (ii) in the case of Revolving Loans maintained as (x) Reserve Adjusted Eurodollar Loans, 1.50% and
                 (y) Base Rate Loans, 0.50%, provided that (i) the Applicable Margin in respect of Loans will be subject to quarterly adjustments to percentages to be determined (based upon the achievement of certain financial ratios), with the first test date for any downward adjustment to be in respect of the financial statements delivered for the first fiscal quarter ending after the six month anniversary of the Initial Borrowing Date (based on the financial performance for the four quarter period most recently ended), (ii) in no event will any downward adjustment of the Applicable Margins pursuant to clause (i) above occur at any time a default or event of default exists under the Senior Bank Financing and (iii) in the event that the Senior Subordinated Notes are not issued, the Applicable Margins shall be adjusted upward in amounts to be agreed upon.

                 Interest periods of 1, 2, 3, 6 or, to the extent available to each Lender with loans and/or commitments under the respective facility, 9 or 12 months, shall be available in the case of Reserve Adjusted Eurodollar Loans.

                 The Senior Bank Financing shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, actual reserves, funding losses, illegality and withholding taxes.

                 Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Reserve Adjusted Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All calculations of interest on Loans and commitment fees shall be based on a 360-day year and actual days elapsed.

Default          Overdue principal, interest and other amounts shall bear
Interest:        interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

Voluntary
Prepayments/
Commitment
Reductions:      Voluntary prepayments and commitment reductions may be made at any time without premium or penalty, subject to minimum notice and minimum prepayment or reduction requirements, as the case may be; provided that voluntary prepayments of Reserve Adjusted
                 Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to the payment of customary breakage costs, if any. All voluntary prepayments of Term Loans shall be applied in direct order of maturity to reduce the then remaining scheduled installments of the Term Loan Facility.

Mandatory
Repayments/
Commitment
Reductions:      Mandatory repayments of Term Loans (and after all Term Loans have been repaid in full, permanent reductions to the Revolving
                 Credit Facility) to be required from (a) 100% (or 75%, if the Total Debt-to-EBITDA Ratio (to be defined) is less than a mutually agreed upon level) of the net cash proceeds from asset sales by the Borrower and its subsidiaries (other than certain ordinary course of business sales and dispositions), provided that the Borrower and its subsidiaries may, in the absence of a default or an event of default under the Senior Bank Financing, reinvest proceeds of certain asset sales during a period (to be agreed upon) following the date of the respective asset sale,
                 (b) 100% (or 75%, if the Total Debt-to-EBITDA Ratio is less than a mutually agreed upon level) of the net cash proceeds from issuances of debt (other than the Senior Subordinated
                 Notes and certain other permitted debt) and preferred stock
                 (other than Qualified Preferred Stock) by the Borrower and its subsidiaries, with customary exceptions to be agreed upon, (c)
                 50% (or 0%, if the Total Debt-to-EBITDA Ratio is less than a mutually agreed upon level) of the net proceeds from Qualified
                 Preferred Stock and common equity issuances by, or capital contributions to, the Borrower and its subsidiaries (other than the Common Equity Issuance), with customary exceptions to be agreed upon and excluding any equity issued as consideration in connection with, or the proceeds of which are used to effect, Permitted Acquisitions, (d) 75% (or 50%, if the Total Debt-to-
                 EBITDA Ratio is less than a mutually agreed upon level) of annual excess cash flow (the definition of which will be mutually agreed upon) to be applied on the earlier of 90 days after the end of each fiscal year and the date of delivery of the Borrower's audited financial statements for such fiscal year and (e) 100% of certain insurance proceeds, provided that the Borrower and its subsidiaries may, in the absence of a default or an event of default under the Senior Bank Financing, reinvest proceeds in an amount to be determined during a period
                 (to be agreed upon) following the date of receipt of such proceeds.

                 All mandatory repayments of Term Loans will be applied pro rata to reduce future scheduled amortization payments in respect of the Term Loan Facility.

Commitment
Termination:     The commitments hereunder shall terminate on June 30, 1998 unless definitive Credit Documents (as defined below) have been executed and delivered and the Initial Borrowing Date has occurred prior to such date.

Commitment Fees: The Applicable Commitment Fee Percentage on the unutilized total commitments under the Senior Bank Financing, as in effect from time to time, commencing on the Initial Borrowing Date and continuing to and including the termination of the Senior Bank Financing, payable quarterly in arrears and upon the termination of the Senior Bank Financing. The "Applicable Commitment Fee Percentage" shall mean initially 1/2 of 1% and shall be subject to a step-down to a percentage to be determined (based upon the achievement of specified financial ratios).

Letter of
Credit Fees:     The Applicable Margin for Revolving Loans maintained as Reserve
                 Adjusted Eurodollar Loans on the aggregate outstanding stated amounts of letters of credit plus an additional 1/4 of 1% on the aggregate outstanding stated amounts of letters of credit to be paid as a fronting fee to the issuing Lender. In addition, the issuer of a letter of credit will be paid its customary administrative charges in connection with each letter of credit issued by it.

Additional Fees: The Arrangers shall receive such fees as have been separately agreed upon.

Documentation:   The Lenders' commitments will be subject to the negotiation, execution and delivery of definitive financing agreements (and related security documentation, guaranties, etc.) in connection with the Senior Bank Financing (the "Credit Documents") reasonably consistent with the terms of the Commitment Letter and this Summary of Terms, in each case prepared by White &
                 Case, counsel to the Arrangers.

Conditions       In addition to conditions precedent typical for these types of
Precedent:       facilities and any other conditions appropriate in the context of the proposed transaction, the following conditions shall apply:

A.   To the Initial Loans
     --------------------

           a. The structure and all terms of, and the documentation for, each component of the Transaction shall be reasonably satisfactory to the Arrangers and the Required Lenders (including, without limitation, with respect to the Senior Subordinated Notes or the Bridge Loan, amortizations, maturities, interest rates, defaults, remedies, guaranties, security and subordination provisions, as applicable). The Agreement and Plan of Merger (the "Merger Agreement"), between MTL and Acquisition Corp., shall be in the form furnished to the Arrangers prior to the date of this letter (draft dated February 7, 1998), with such amendments, modifications and waivers thereto as shall be consented to by each Arranger. All conditions in the documentation governing the Transaction (including the accuracy of all representations and warranties in all material respects) shall have been satisfied to the reasonable satisfaction of the Arrangers and not waived, except with the consent of each Arranger. Each component of the Transaction shall have been consummated in accordance with the documentation therefor and all applicable law. After giving effect to the Transaction, the Borrower and its subsidiaries shall have no outstanding indebtedness or preferred stock other than pursuant to the Financing Transactions and certain indebtedness acceptable to the Arrangers existing on the Initial Borrowing Date in an aggregate outstanding amount not to exceed an amount to be mutually agreed upon (the "Existing Indebtedness").

          (ii) MTL shall have used the aggregate amount received from the Common Equity Issuance and the net cash proceeds from the issuance of Senior Subordinated Notes (or, in the event the Senior Subordinated Notes are not issued, the Bridge Loan) (x) to make payments owing in connection with the Recapitalization and the Refinancing and (y) to pay fees in connection with the Financing Transactions before utilizing any proceeds of Loans pursuant to the Senior Bank Financing for any such purpose.

         (iii) Since December 31, 1996, there shall have been no material adverse change in the business, property, assets, operations, liabilities, condition (financial or otherwise) or prospects of MTL and its subsidiaries taken as a whole, both before and after giving effect to the Transaction.

          (iv) All Loans and other financing to the Borrower shall be in full compliance with all requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

           (v) The Lenders shall have received such opinions and other appropriate factual information and expert advice as follows:
                 (i) legal opinions from counsel, in form and substance and covering matters, acceptable to the Arrangers and the Required Lenders and (ii) a solvency certificate from the chief financial officer of the Borrower with respect to the Borrower and its subsidiaries (on a consolidated basis) and the Borrower (on a stand-alone basis), after giving effect to the consummation of the Transaction and the financing therefor, reasonably acceptable to the Arrangers and the Required Lenders.

          (vi) Each of the Guaranties shall have been executed and delivered. The security agreements required as described under the heading "Security" above shall have been executed and delivered in form, scope and substance reasonably satisfactory to the Arrangers, and the Lenders shall have a first priority perfected security interest in all assets as are required above.

         (vii) There shall have been no material adverse change after the date hereof to the syndication market for credit facilities similar in nature to the Senior Bank Financing contemplated herein and there shall not have occurred and be continuing a material disruption of or material adverse change in financial, banking or capital markets that would have a material adverse effect on the syndication, in each case as determined by the Arrangers in their reasonable discretion.

        (viii) All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby or any letter executed in connection herewith and payable to the Lenders or the Arrangers (or their respective affiliates) shall have been paid to the extent due.

B.   Conditions to All Loans
     -----------------------

                 Absence of material adverse change, absence of material litigation, absence of default or unmatured default under the Senior Bank Financing, continued accuracy of representations and warranties in all material respects and receipt of such documentation as shall be required by the Agents.

Representations
and Warranties:  The Senior Bank Financing and related documentation shall contain representations and warranties typical for these types of facilities, as well as any additional ones appropriate in the context of the proposed transaction.

Covenants:       Those typical for these types of facilities and any additional covenants appropriate in the context of the proposed transaction (with such covenants having such exceptions or baskets as may be mutually agreed upon). Although the covenants have not yet been specifically determined, we anticipate that the covenants shall in any event include:

           (i) Restrictions on indebtedness, with exceptions to include Existing Indebtedness and certain other indebtedness to be mutually agreed upon.

          (ii) Restrictions on mergers, acquisitions and acquisitions and dispositions of assets; provided that the Borrower may acquire assets constituting a business, division or product line of any Person (to be defined) not already a subsidiary of the Borrower or the capital stock of any such Person who becomes a wholly-owned subsidiary (each, a "Permitted Acquisition"), (i) so long as no default or event of default exists under the credit agreement governing the Senior Bank Financing (the "Credit Agreement") at the time of the consummation of the respective Permitted Acquisition or would exist immediately after giving effect thereto, (ii) so long as the Borrower establishes pro forma compliance with the financial covenants contained in the Credit Agreement, (iii) so long as the aggregate consideration payable in respect of any individual Permitted Acquisition shall not exceed a mutually agreed upon amount, (iv) after giving effect to the respective Permitted Acquisition, the total unutilized commitments under the Revolving Credit Facility shall equal or exceed a mutually agreed upon amount, (v) so long as the Senior Debt-to-EBITDA Ratio (to be defined) shall not exceed a mutually agreed upon level and the Total Debt-to-EBITDA Ratio shall not exceed a mutually agreed upon level, in each case upon the consummation of, and after giving effect on a pro forma basis to, any Permitted Acquisition (after giving effect to cost savings and other synergies in a manner to be agreed upon) and (vi) subject to such other reasonable requirements as may be established pursuant to the Credit Documents.

         (iii) Restrictions on sale-leaseback transactions and lease payments.

          (iv)   Limitations on dividends.

           (v) Restrictions on voluntary prepayments of the Senior Subordinated Notes and other indebtedness and amendments of organizational, corporate and other documents.

          (vi) Restrictions on transactions with affiliates and formation of subsidiaries (it being understood that Apollo may receive closing and management fees and future investment banking fees from the Borrower on terms, and in amounts, to be agreed upon).

         (vii)   Restrictions on investments.

        (viii)   Maintenance of existence and properties.

          (ix)   No liens, with exceptions to be negotiated.

           (x) Financial covenants to consist of a minimum interest coverage ratio, minimum consolidated EBITDA and a Total Debt-to-EBITDA Ratio. For purposes of determinations of the Total Debt-to-EBITDA Ratio, pro forma effect shall be given to Permitted Acquisitions, it being understood that (i) cost savings in respect of Permitted Acquisitions shall be determined in a manner to be mutually agreed upon and (ii) the Total Debt-to-EBITDA Ratio shall not exceed a mutually agreed upon level upon the consummation of, and after giving effect on a pro forma basis to, any Permitted Acquisition.

          (xi)   Limitation on capital expenditures.

         (xii)   Adequate insurance coverage.

        (xiii)   ERISA covenants.

         (xiv) The obtaining of interest rate protection in amounts and for periods to be determined.

          (xv) Limitation on issuances of redeemable common stock and preferred stock by the Borrower and its subsidiaries, provided that the Borrower may issue Qualified Preferred Stock. "Qualified Preferred Stock" shall mean any preferred stock of the Borrower, the express terms of which shall provide that dividends thereon shall not be required to be paid at any time (and to the extent) that such payment would be prohibited by the terms of the Credit Agreement or any other agreement of the Borrower relating to outstanding indebtedness and which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (including any change of control event), cannot mature (excluding any maturity as the result of an optional redemption by the issuer thereof) and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, and is not redeemable, or required to be repurchased, at the sole option of the holder thereof (including, without limitation, upon the occurrence of a change of control event), in whole or in part, on or prior to the second anniversary of the Term Loan Maturity Date.

         (xvi)   Financial reporting and visitation and inspection rights.

        (xvii)   Compliance with laws.

Events of
Default: Those typical for these types of facilities and any additional ones appropriate in the context of the proposed transaction including, without limitation, payment, material misrepresentations, covenant defaults, bankruptcy and a Change of Control Event (to be defined).

Assignments and
Participations:  The Borrower may not assign its rights or obligations under the
                 Senior Bank Financing without the prior written consent of the Agents and the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Bank Financing, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to a minimum assignment requirement of $5,000,000 (or to the extent the amount held by such Lender is less than $5,000,000, such lesser amount) and such other limitations as may be established by the Administrative Agent. So long as no event of default exists pursuant to the Senior Bank Financing, the consent of the Borrower shall be required with respect to assignments of Loans (other than assignments to (x) affiliates of the respective Lender or (y) any entity which is already a Lender), such consent not to be unreasonably withheld or delayed. The Senior Bank Financing shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Bank Financing and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Governing Law:   The rights and obligations of the parties under the Credit
                 Documents shall be construed in accordance with and governed by the law of the State of New York.

Required
Lenders:         Majority.